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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of   August    , 2000

                         Frontline Ltd.
    ---------------------------------------------------------
         (Translation of registrant's name into English)

  Mercury House, 101 Frontline Street, Hamilton HM 12, Bermuda
    ---------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                Form 20-F    X         Form 40-F
              ------------            --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                     No     X
            ---------              -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated July 28, 2000.

Attached as Exhibit 2 is a copy of the press release of the Company, dated July 31, 2000.














































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                            Exhibit 1

FRO:  AGREEMENT REACHED BETWEEN FRONTLINE LTD. AND BENTLEY
INVESTMENTS, S.A. IN GOLDEN OCEAN BANKRUPTCY CASE.

Frontline Ltd. and Bentley Investments S.A. have through constructive and good faith negotiation executed a letter agreement which allows Frontline and Bentley to cooperate with each other in the future and resolves their litigation. The agreement also sets the stage for Frontline to maximise recoveries for creditors of Golden Ocean through Frontline's plan of reorganization. Pursuant to that agreement, Bentley will withdraw its competing plan of reorganization for Golden Ocean and fully support the Frontline plan of reorganization. Frontline shall also have the right to designate a member of Golden Ocean's board of directors.

Frontline has agreed to seek bankruptcy court approval to enable it to replace and refinance Bentley as the current postpetition lender to Golden Ocean. The agreement also provides that, as of the effective date of the Frontline plan of reorganization, Golden Ocean will grant Bentley a restricted right of first refusal with respect to Golden Ocean's dry cargo assets.

The agreement between Frontline and Bentley is conditioned, among other things, on Frontline's commitment not to reduce the percentage recoveries to Golden Ocean's unsecured creditors from that described in Frontline's plan of reorganisation dated as of July 7, 2000 and the dismissal of certain litigation against Bentley by the Official Creditors Committee of Golden Ocean.

Bentley Investor Victor Retsis says in a comment to the deal:
"This deal made a lot of sense for both parties. The agreement puts the disputes and acrimony previously encountered behind us, and we look forward to dealing with Frontline in the future. It is obvious that the problems previously encountered were caused by mutual misunderstandings and the failure to maintain direct lines of communication."

Chairman of Frontline John Fredriksen says: "I am pleased that we together with Bentley have been able to resolve the locked up situation. The negotiations with Bentley were concluded in a professional way with mutual concessions from both sides. I share the opinion of Mr. Retsis as to the reasons that led to unnecessary disputes and acrimony. The agreements put Frontline in a strong position to progress with its plan for restructuring of Golden Ocean."

New York, July 28, 2000




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Contact persons:

Frontline:    Ola Lorentzon            +47-23114000
              Tor Olav Troim           +47-90688267
Bentley:      Philip Tsitseklis        +30-945975973
















































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                            Exhibit 2

FRO:FRONTLINE SIGNS AGREEMENT WITH GOLDEN OCEAN CREDITORS.

Frontline has reached an agreement with creditors holding USD 101,075,000 of Golden Ocean's 10% Senior Notes due 2001 (the "Golden Ocean Bonds"). The entire issue of Golden Ocean Bonds totalled USD 291 million; accordingly, with this agreement, Frontline has the support of more than USD $210 million of the Golden Ocean Bonds. Frontline estimates that this amount exceeds two-thirds of all outstanding unsecured claims against Golden Ocean. In addition, the Official Committee of Unsecured Creditors in the Golden Ocean bankruptcy case has also unanimously decided to support Frontline's restructuring plan for the company.

Pursuant to the agreement described above, among other things, the holders of the Golden Ocean Bonds have committed to vote in favor of the Frontline plan of reorganization in the Golden Ocean bankruptcy case (the "Frontline Plan"). In return, Frontline agreed to pay Golden Ocean's unsecured creditors, at their respective options, Frontline common shares with a value of up to 20% of each allowed claim or cash in the amount of 17% of each allowed claim. If creditors holding more than USD 97.5 million in claims elect to receive stock, the distribution of common shares may be reduced by Frontline on a pro rata basis; in the event of any shortfall in value (e.g., below 20% returns) as a result of the foregoing oversubscription, Frontline shall, at its option, make up such shortfall in cash or by increasing the amount of common shares to be distributed. Payment to creditors will occur on the Effective Date of the Frontline Plan, currently estimated to occur in late September 2000.

The issue price of Frontline common shares under the Frontline Plan is set to the average Frontline shareprice at Oslo Stock Exchange for the ten day trading period prior to Effective Date. The number of shares to be issued will thereby not be determined before the Effective Date.

These agreements follow the execution by Frontline of an agreement with Bentley Investments, S.A., whereby Bentley, among other things, (1) withdrew its competing plan of reorganization in the Golden Ocean bankruptcy case and (2) agreed to designate a Frontline representative to the Golden Ocean board of directors. Frontline expects that it, Golden Ocean and the Creditors' Committee will work together in order to try reduce the costs of the Golden Ocean bankruptcy case and Golden Ocean's general operations.

Frontline's Chairman John Fredriksen says in a comment to the latest development:


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"The lock up agreement, the support from the Creditor Committee, and the agreement with Bentley put Frontline in an excellent position to conclude the financial restructuring of Golden Ocean.

The demand and support for a Frontline paper alternative from the American bondholders are encouraging and strengthens Frontline's presence and position in the US capital market.

A full take-over of Golden Ocean will increase Frontline's controlled fleet to 29 VLCCs and 28 Suezmaxes. Total size of the fleet will be approximately 13 mill dwt, with an average age of 4 years. All the ships are built after 1990, and the overwhelming part of the fleet will be double hull tonnage. In addition to the tanker fleet comes 10 modern bulkcarriers.

With current spot rates, in excess of USD 50.000 for VLCCs, and USD 40.000 for Suezmaxes, we have already created a company that based on today's charter fixtures generates more than USD 1.0 million in free cash every day. With the planned take over of Golden Ocean we should further improve the services to our clients as well as increase the earnings and value potential for our shareholders.

The Board remains optimistic about the Company's ability to generate a superior return to its shareholders in the coming three to five year period."

New York - July 31, 2000

Contact person :   Tor Olav Troim - Tel 47-906 88267
                   Ola Lorentzon  - Tel 47 - 23 11 40 00






















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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Frontline Ltd.
                                       (Registrant)




Date  August 1, 2000                   By /s/ Kate Blankenship
                                         ---------------------
                                         Kate Blankenship
                                         Company Secretary



































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